FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 21, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 21, 2004                                      By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares) in respect of the under-mentioned Directors arising from the reinvestment of the dividend paid to Ordinary Share ADR holders on 15 April 2004 through the US Global BuyDirect Plan administered by The Bank of New York:


Mr D F McHenry          Beneficial interest in 0.4847 of an Ordinary Share ADR
                        purchased at a price of $42.75 per ADR.

Mr J H McArthur         Beneficial interest in 59.7490 Ordinary Share ADRs
                        purchased at a price of $42.75 per ADR.

The Directors and the Company were advised of this information on 20 April 2004.

S M Bicknell
Company Secretary

20 April 2004

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier          The Administrators of the SmithKline Beecham Mid-Term
                        Incentive Plan notified the Company and Dr Garnier on
                        20 April 2004 that he had increased his interest by 1,955.528 Ordinary Share ADRs at a price of $42.125 per Ordinary Share ADR following the re-investment of the dividend paid to shareholders on 15 April 2004.




S M Bicknell
Company Secretary

20 April 2004

                              Directors' Interests



The Administrators of the GlaxoSmithKline Executive Supplemental Savings Plan notified the Company and the under-mentioned Directors on 20 April 2004 of changes in their interests in Ordinary Share ADRs arising from an increase in their interests under the Annual Investment Plan feature following the re-investment of the dividend paid to shareholders on 15 April 2004 at a price of $42.66 per share:-


Dr J P Garnier                       442

Dr T Yamada                          285


S M Bicknell
Company Secretary

21 April 2004

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier          The Administrators of the GlaxoSmithKline Performance
                        Share Plan notified the Company and Dr Garnier on 20
                        April 2004 that he had increased his interest by 425.719
                        Ordinary Share ADRs at a price of $42.125 per Ordinary
                        Share ADR following the re-investment of the dividend paid to shareholders on 15 April 2004.




S M Bicknell
Company Secretary

21 April 2004